UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X             Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Mitsubishi UFJ Trust and Banking Corporation
UnionBanCal Corporation

Mitsubishi UFJ Financial Group, Inc. Obtains Financial Holding Company Status

in the United States

Tokyo, October 7, 2008—Mitsubishi UFJ Financial Group, Inc. (President & CEO Nobuo Kuroyanagi, “MUFG”) and its subsidiaries, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (President Katsunori Nagayasu, “BTMU”) and Mitsubishi UFJ Trust and Banking Corporation (President Kinya Okauchi), and BTMU’s subsidiary, UnionBanCal Corporation (President & CEO Masaaki Tanaka), have received notification from the Board of Governors of the Federal Reserve System that our elections to become Financial Holding Companies (“FHC”) under the U.S. Bank Holding Company Act have become effective as of October 6, 2008.

By obtaining FHC status, MUFG’s group companies will be able to pursue comprehensive investment banking activities in the United States, including underwriting and dealing in securities and a broader range of principal investments.

MUFG, as a financial group engaged in business globally, will continue its efforts to provide the best solutions to meet the various financial needs of its customers.

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Contacts:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Public Relations Division	81-3-3240-2950
Mitsubishi UFJ Trust and Banking Corporation	Public Relations Section	81-3-6214-6044